

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

Via E-mail
Eduardo Ávila Zaragoza
Chief Accounting Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Kingdom of Spain

> **Re: Banco Bilbao Vizcaya Argentaria, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 1, 2011**
> **File No. 001-10110**

Dear Mr. Ávila Zaragoza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.   We note that your January-June 2011 report is available on your website. Please tell us why you have not furnished it on Form 6-K.

Item 3. Key Information, page 6

A. Selected Consolidated Financial Data, page 6

2.   Footnote 4 to your tabular disclosure on page 7 indicates that you include contingent
        liabilities in your measure of substandard loans and substandard loans as a percentage of
        total loans and receivables. Please revise future filings to address the following:

        •   Disclose whether you include only outstanding substandard loans in the numerator, or
            if you include the relevant amount of substandard contingent liabilities as well. If the
            latter is true, please clarify your disclosure to indicate as such;

        •   Disclose why you believe the inclusion of contingent liabilities, which are not
            outstanding as of the reporting date and are not included in the category "loans and
            advances to customers," should be included in this measure as it appears to represent
            the percentage of your on balance sheet portfolio that is substandard; and

        •   To the extent you believe it is meaningful to include contingent liabilities in this
            measure, please quantify the balance of contingent liabilities included in the
            denominator of this ratio and discuss the impact that the inclusion of such amounts
            has on your metrics.

Risks Relating to Us, page 9

A substantial percentage of our customer base is particularly sensitive…, page 11

3.   We note your disclosure that lending to certain of your existing and targeted customers
        presents a higher degree of risk when compared with lending to other groups. In future
        filings, please quantify in the risk factor the portion of your loan portfolio that consists of
        "residential mortgages and consumer loans to middle- and lower middle-income
        customers" and "commercial loans to medium- and small-sized companies," both
        individually and in the aggregate.

We may be subject to more stringent capital requirements …, page 14

4.   We note from your disclosure that the Spanish government has implemented the
        Royal-Decree Law 2/2011, which you describe "as part of a wider plan…for the
        strengthening of the financial sector." You also state that the law "paves the way for
        good performance in the next EU stress tests as well as compliance with Basel III…."
        Please provide proposed disclosure to be included in future filings explaining why this
        law presents material risks to you. Additionally, in an appropriate section of your filing,
        please provide proposed disclosure that explains in greater detail how the law will
        achieve the results you describe in this risk factor. For example, specify whether the law

imposes new capital requirements and clarify whether, and if so how, these requirements differ from the Basel III capital standards.

Events in Mexico could adversely affect our operations…, page 14

5.   Given the importance of your Mexican operations to your net income, please provide proposed disclosure that quantifies the delinquency rates for your mortgage and consumer loan portfolios in Mexico.

Risks Relating to Other Countries, page 17

6.   Please provide proposed disclosure to be included in future filings clarifying how your ownership interests in members of the CITIC Group present material risks. Additionally, please expand your disclosure by explaining to what specific risks you are exposed as a result of your business in Asia, including what laws and regulations could have a material adverse effect on you.

Regulatory Risks, page 19

7.   We note that this risk factor refers only generally to legislative and regulatory steps taken in response to the global financial crisis; as a result, it is unclear from your discussion how such steps present material risks to the company. Please revise to clarify what specific regulatory changes, planned or current, directly affect the company (e.g., the "most significant concerns" that you cite) and to explain how such changes may result in material risk to you.

Item 4. Information on the Company, page 19

B. Business Overview, page 21

8.   We refer to your disclosure on page 11 of your Form 6-K filed on May 6, 2011, in which you state that on April 26, 2011 you "changed the management of [y]our business areas to focus on…Spain, Mexico, South America, the United States and Eurasia." Please provide proposed disclosure that explains the rationale underlying your decision to change material components of your business segments. In particular, please ensure that your proposed disclosure clarifies why you have chosen to disaggregate the financial reporting of your Spain and Portugal operations and what role, if any, your acquisition of Garanti contributed to the decision to establish the new Eurasia segment.

Retail and Corporate Overview, page 26

9.   We note your disclosure that you have introduced a new mortgage loan product for people with variable income that will enable them to finance their home with monthly installments equivalent to the balances of their monthly savings. Please revise your

future filings to discuss your underwriting policies and procedures for these loans and disclose whether you require a minimum loan to value. Discuss the weighted average loan to value for this portfolio and how you monitor the ongoing credit risk for these borrowers. Please specifically discuss how you consider the variability in income in assessing the related credit loss inherent in these loans.

The United States, page 31

BBVA Compass Group, page 32

10.   We note your disclosure that the net attributable profit increased to €149 million (compared to a loss of €1,063 million in 2009, or a loss of €42 million without one-off charges, at constant exchange rates). Please revise your disclosure in future filings to clearly explain the nature and amount of "one-off" charges that you are excluding from the loss of €42 million.

Dodd-Frank Act, page 45

11.   We note your disclosure regarding the impact of the Dodd-Frank Act on your operations. Please address the following:

- Tell us whether you have conducted an analysis of what you believe the potential effects of the Volcker Rule will be on your operations and whether you believe it could have a material effect;

- To the extent reasonably known, in future filings please quantify the amount of historical proprietary revenues which you believe could be subject to restrictions once the rulemaking is finalized; and

- Please disclose whether you would be in compliance with the minimum capital requirements to be imposed on holding companies if the requirements were finalized at the level you currently expect them to be. If not, please discuss any potential plans for future compliance, if known, that could materially affect your operations.

Item E. Selected Statistical Information, page 47

Substandard Loans, page 61

12.   We note that the total amount of substandard loans increased for the fiscal year ended December 31, 2010 and that such loans have increased significantly since the fiscal year ended December 31, 2008. We also note your disclosure on page 62 that newly originated loans in 2010 "had a lower incurred loss due to better credit quality (lower risk) compared to the loan portfolio in 2009 and 2008." Please provide proposed disclosure to be included in future filings clarifying how you ensured improved credit

quality with respect to loans made in 2010. For example, explain whether changes in underwriting procedures have resulted in credit risk mitigation, and if so, how.

Potential Problem Loans, page 62

13.   We note your disclosure herein and within Note 7.6 to the Consolidated Financial Statements. Please tell us and revise future filings to address the following with regard to your potential problem loan disclosure:

- Please provide disclosures for all potential problem loans for all portfolios, both originated in Spain and originated outside of Spain. Refer to instruction 2 of Item IV(C) of Industry Guide 3;

- Disclose the criteria you utilize to identify potential problem loans, including the credit quality factors assessed, and how you assess the likelihood of loss on such loans;

- In Note 7.6, reconcile your exposure to the construction and real estate activities in Spain of €31.7 billion to your risk from loans to the construction sector and real estate activities of €16.6 billion as of December 31, 2010. Clarify if this exposure includes undisbursed amounts; and

- In Note 7.6, clarify whether your €80 billion in retail mortgage portfolio risk as of December 31, 2010 is reflected within Domestic loans to individuals on page 58.

Item 5. Operating and Financial Review and Prospects, page 70

BBVA Group Results of Operations for 2010 Compared to 2009, page 77

Fee and Commission Income, page 79

14.   Please revise your disclosure in future filings to more clearly describe the nature of your fee and commission income, and in your disclosure, specifically address collection and payment services income and securities services income.

Results of Operations by Business Areas for 2010 Compared to 2009, page 88

Spain and Portugal, page 88

Impairment on Financial Assets (net), page 89

15.   We note your disclosure here that your domestic impairment provisions decreased 30.9% while your non-performing asset ratio remained relatively stable. We further note on page 61 that your level of substandard assets have not materially changed during the

period and that on page 60 you disclose that domestic charge-offs have increased substantially. Please revise your future filings to explain in more detail the reasons why your provision is decreasing but certain of your credit trends are the same or worsening. Discuss the impact that the level of charge-offs has had on your substandard loans, the changes in the level of collateralization on these loans, and how you have considered these credit trends in determining the appropriate amount of provision for impairment.

D. Trend Information, page 112

16.   We refer to your disclosure in the first paragraph under this section and note your reference to consumer protection rules and the Value Added Tax regime for banks. It is unclear from your existing disclosure whether you view local preferences or regulations within the European Union as a trend that could materially impact the company, through the dissuasion of consolidation transactions or otherwise. Please provide proposed disclosure clarifying what trends you see with regard to these issues and what the resultant impact could be on the company, if material.

F. Tabular Disclosure of Contractual Obligations, page 114

17.   We note that you have not included some of your long-term obligations within the contractual obligations table. For example, it would appear that your insurance contract liabilities of €8.03 billion and pension liabilities of €8.08 billion represent future cash obligations. We believe the inclusion of these liabilities in the contractual obligation table will provide investors increased disclosure of your liquidity. As such, please revise your contractual obligation table in future filings to include the expected settlement of your insurance and pension contracts.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 152

Market Risk in Trading Portfolio in 2010, page 153

18.   We note your disclosures herein and within Note 7.2 to the Consolidated Financial Statements regarding your VaR calculation. We also note your disclosure on page F-64 that validity tests are performed on your risk measurement models, which appears to include backtesting and stress testing on your VaR model. Please revise your disclosure in future filings to address the following regarding your VaR model:

- Discuss the rationale of the diversification effect and how it is calculated, including how it differs from vega and correlation risk;

- Disclose the number of factors you utilize when calculating VaR;

- Describe the stress scenarios you utilize in your testing; and

- Expand upon your backtesting disclosures on page 155 by addressing the following:

   o State the number of times that your trading losses exceeded daily VaR during each of the periods presented;

   o Based upon the graph on page 155, it appears that you exceeded daily VaR only once during 2010. Given that your 99% confidence interval implies that daily trading losses should exceed the estimated VaR approximately 1% of the time, or about three business days out of a year, please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it does not appear to be performing as statistically predicted; and

   o Address any changes you made, or plan to make, to your VaR methodology or assumptions during the periods presented.

   Refer to Item 305(a)(iii)(C) of Regulation S-K.

Credit Risk Management, page 161

Mitigation of credit risk, collateral and other credit enhancements…, page 163

19.   Please revise your disclosures in future filings to clarify the nature of loans included in the line item "rest of residential mortgages" in the tables on pages 164 and 168. If this line item includes second liens, please address the following:

- Quantify the amount of second lien loans included in this line item and provide disclosure of the amounts past due related to such loans;

- Discuss any material differences in the amount of past due loans, levels of impairment and levels of charge-off trends related to your first lien mortgages and your second lien mortgages, and why you believe these trends are occurring;

- Disclose the amount of second liens you hold where you also hold or service the first lien. Please also discuss how you consider differences in the availability of information (or lack thereof) in your determination of impairment for these types of loans;

- Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing and whether any of these loans are not yet amortizing; and

- Disclose the loss severity related to your second liens when you determine that the loans, or a portion thereof, should be written off.

Impaired assets and impairment losses, page 167

20.   We note your disclosure on page 168 of €9.138 billion in recoveries related to impaired financial assets and contingent liabilities during 2010. Please revise your disclosure in future filings to discuss the reason for the increase in your recoveries on entries rate from 38% in 2009 to 69% in 2010.

21.   We note your disclosure on page 169 of €847 million in recoveries during 2010 related to impaired financial assets written off that you describe as "other causes." Please revise your disclosure in future filings to clarify the nature of these other causes that give rise to a recovery on previously written off financial assets, and explain the reason for the increase in such recoveries by 145% in 2010.

Item 19. Exhibits, page 182

22.   Refer to Item 19 of Form 20-F. It appears that you have not filed any material contracts. Please tell us why, or file them promptly. Furthermore, please specifically provide the basis for your determination that you are not required to file the purchase and acquisition agreements that you describe on pages F-43 and F-44. If you have already filed all exhibits covered by Item 19 of Form 20-F, please revise your exhibit index in future filings accordingly.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-10

23.   We note that you classify changes in available-for-sale financial assets and financial liabilities at amortized cost as operating cash flows.   Please tell us how you concluded it was appropriate to classify these items as operating cash flows. Discuss the nature of these items in additional detail and tell us how these instruments are used in your operations. Refer to paragraphs 16-17 of IAS 7.

Notes to the Consolidated Financial Statements, page F-12

2.2.1. Financial Instruments, page F-16

Definition of Impaired Financial Assets, page F-19

24.   You disclose that when the recovery of any recognized amount is considered to be remote, this amount is removed from your balance sheet. Please revise your disclosure in future filings to clarify the factors you consider in concluding recovery is remote and unrecoverable amounts should be written off. Clarify whether you have an established policy to write off loans when they reach a specified number of days past due, and if so, disclose whether such policy differs by financial asset or loan type.

2.2.2. Transfers and Derecognition of Financial Assets and Liabilities, page F-23

25.   You disclose on page F-24 that if substantially all the risks and benefits associated with the transferred financial asset are retained, a financial liability is recognized at the amount of compensation received, which is subsequently measured at amortized cost. Additionally, you disclose that as these liabilities do not constitute a current obligation, when measuring such a financial liability you deduct those financial instruments that you own which constitute financing for the entity to which the financial assets have been transferred, to the extent that these instruments are deemed to specifically finance the assets transferred. Please tell us whether you have the intent and contractual ability to offset these amounts. If not, please tell us how you considered paragraph 36 of IAS 39 when concluding that the liability should be offset by the amount of financing provided.

2.2.3. Financial Guarantees, page F-25

26.   Please tell us whether you account for your financial guarantees at fair value, and if not, please provide us with your accounting analysis and reference the literature upon which you relied for each product for which you provide a financial guarantee. Additionally, please revise your disclosure in future filings to more clearly describe the nature and amount of your payment protection insurance and guaranteed mutual fund products issued that you reference on page 24, as well as your guaranteed equity and fixed income funds that you reference on page 35, including whether you provide the guarantee for each of those products. Clarify whether the payment protection insurance is sold to borrowers within your own mortgage portfolio or to borrowers who have obtained mortgages from a third party and how this may affect your determination of the value of these policies.

2.2.8. Intangible Inventories, page F-28

Goodwill, page F-28

27.   Please clarify your disclosure on page F-29 where you state that in the event the non-controlling interests are not valued at fair value, the deterioration of goodwill attributable to minority interest will be recognized but subsequently state that no impairment of goodwill attributable to the minority interests may be recognized, and revise your disclosure in future filings as appropriate.

2.2.9. Insurance and Reinsurance Contracts, page F-29

28.   Please tell us and revise future filings to disclose which generally accepted accounting principles (e.g. Spanish, U.S., etc.) you look to in developing your accounting policy for your insurance activities. Please ensure your response addresses how this developed policy complies with the guidance and principles outlined in paragraphs 10-12 of IAS 8 and paragraph 14 of IFRS 4. Additionally, if the accounting principles that you utilize

for insurance accounting are not the same as US GAAP, please tell us why such difference is excluded from your reconciliation in Note 60.

6. Basis and Methodology for Segment Reporting, page F-47

29.   We note your disclosure that capital at risk (CaR) makes it easier to compare profitability, and CaR is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the return by client, product, segment, unit or business area. Based on this disclosure, it appears that you may use a measure of allocated capital in allocating resources to and assessing the performance of your segments. Please revise your future filings to disclose this measure. Additionally, please revise your disclosure in future filings to separately disclose revenue by product and service type. Refer to paragraph 32 of IFRS 8.

7.1. Credit Risk, p. F-54

Sovereign risk exposure, page F-59

30.   We note your disclosure of sovereign risk exposure to the sovereign entities of Spain, Mexico, Italy, Portugal, Greece, and Ireland. Please revise your disclosure in future filings to also address the following:

- Quantify your derivatives exposure (trading and hedging) to each of these sovereign entities on a gross and net basis, including any credit derivatives purchased or sold;

- To the extent your derivatives exposure is offset by hedging or collateral maintained to arrive at your net exposure, discuss those amounts separately; and

- Quantify your off-balance sheet exposure to each of these sovereign entities, including financial guarantees, unfunded loan commitments or other financial instruments subject to draw by these entities, and any other contingent exposures.

10.4. Trading Derivatives, page F-82

31.   We note your tabular disclosure on page F-83 of outstanding financial trading derivatives and your maximum credit exposure disclosed on page F-55. Please revise your disclosure in future filings to more clearly discuss the settlement triggers that are typical to the contracts in your credit derivatives portfolio. To the extent that the nature of the triggers varies within your portfolio, discuss that fact accordingly.

58. Other Information, page F-164

58.2. Other Information, page F-164

32.   You disclose that you are party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising out of your ordinary business operations, and that you consider none of those actions material and none are expected to result in a significant adverse effect on your financial position at either the individual or consolidated level. We believe it is useful to provide quantification as it relates to all financial statements, including the income and cash flow statements. Please revise to state, if true, that none of those actions is expected to result in a *material* adverse effect on your financial position, *results of operations, or liquidity*, either individually or in the *aggregate*.

60. Differences between EU-IFRS required to be applied…, page F-165

C.15. Disclosures about the Credit Quality of Financing Receivables…, page F-205

33.   We note your disclosure on page F-205 referencing ASU 2010-20 and indicating your significant disclosures about credit quality of financing receivables and the allowance for credit losses are included in Notes 7 and 13. In this regard, we believe your disclosures could be enhanced to more clearly describe the nature and credit quality of your loan portfolio. Please revise your disclosure in future filings to address the following:

- We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered ASC paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio. Please also describe the nature and amount of your loan receivable segments and classes, including whether they are represented by amounts disclosed on page F-55 or F-92, and disclose the distinguishing characteristics between each loan segment and loan class;

- Identify the types of loans included in "other loans" on page F-92;

- Given the difference in risk characteristics, please tell us why you do not consider commercial real estate and credit card loans as a separate class of loans. Discuss how you evaluate the amount of credit loss attributable to these loans and identify the segment these loans are included in, and tell us the balance of loans in each category;

- Revise to provide the balance of allowance for loan losses disaggregated by impairment methodology, i.e., individual or collective, and by portfolio segment, along with disclosure of the balances of loans in those categories; and

- Disclose whether the type of collateral that underlies your secured loans, excluding mortgages, that you identify as the "rest of secured loans" on page F-52 are secured by autos or other collateral.

34.   We note your disclosure on page F-58 of the distribution of exposure including derivatives by internal ratings, to financial entities and public institutions. It appears that this disclosure includes all of your financial assets. We believe this information is useful as it addresses the credit quality of your loan portfolio. Please tell us whether you manage and maintain internal credit ratings separately for your loan portfolio by amount rather than percentages, and if so, please revise your disclosure in future filings to disclose the balance of loan receivable classes by internal credit ratings rather than in percentage terms. Additionally, please disclose qualitative information describing your loan rating system, including the differences between internal ratings. Based on your disclosure on page F-74, it appears that you monitor average LTV ratios for secured loans to households. Please tell us whether you monitor weighted average LTV ratios for all secured loan classes, and if so, revise your disclosure in future filings to disclose your secured loan classes by weighted-average LTV on a disaggregated basis (e.g., multiple weighted-average LTV buckets for each loan class). In your revised disclosure, please address the dates as of which you updated the respective property values.

Appendix I. Financial Statements of Banco Bilbao Vizcaya Argentaria, S.A., page I-1

35.   We note your disclosure on page F-42 that indicates Appendix I shows BBVA's, your parent company's, individual financial statements as of December 31, 2010, 2009, and 2008. Please revise your disclosure in future filings to state which of the methods described in paragraph 38 of IAS 27 you utilize to account for your investments in subsidiaries, jointly controlled entities and associates within your parent company's individual financial statements. Refer to paragraph 43 of IAS 27.

36.   Please revise your individual parent company financial statements in future filings to separately state the following in accordance with Rule 9-06 of Regulation S-X:

- Your investment in and indebtedness of and to bank subsidiaries and nonbank subsidiaries, and

- Cash dividends received from bank and nonbank subsidiaries.

Appendix IV. Additional information on investments and jointly controlled…, page IV-1

37.   We note that the financial information you disclose for most of your equity method investments, including China CITIC Bank Limited, CNCB, is as of December 31, 2009 or earlier instead of December 31, 2010. Please tell us why this information is not more current. Also, tell us whether your investments in these entities are recorded in your consolidated financial statements as of a date prior to your most recent fiscal year end, and if so, disclose how you consider outdated information in your valuation of these investments at each reporting period and whether you receive interim updates.

Forms 6-K filed February 10, 2011

38.   We refer to the exhibit indices of your Forms 6-K, both filed on February 10, 2011, which list a "report required by Article 116bis of the Spanish Securities Market Act" and an exhibit described as "AGM Proposals." However, it appears that you have not filed these exhibits with the Forms. Please advise. Additionally, we note that the exhibit you have filed with your Form 6-K on February 2, 2011 appears to be incomplete. Please explain.

Form 6-K filed March 11, 2011

39.   We note that at your Annual General Meeting of Shareholders held on March 11, 2011, shareholders approved your financial statements and management report corresponding to the year ended December 31, 2010. Noting that General Instruction B to Form 6-K requires an issuer to furnish on Form 6-K information distributed or required to be distributed to security holders, please tell us why you did not furnish on Form 6-K the financial statements and management report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director